SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 21, 2015

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, December 21, 2015 regarding “Ericsson and Apple sign global patent license agreement, settle litigation”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: December 21, 2015

Ericsson and Apple sign global patent license agreement, settle litigation

•	Agreement includes a global cross license for patented standard-essential technologies and grants certain other patent rights.

•	The settlement ends all ongoing patent-infringement claims between the parties. The terms of the agreement are confidential.

•	Companies will collaborate in multiple technology areas, including 5G development, video network traffic management, and wireless network optimization

•	Including positive effects from the settlement, and including the ongoing IPR business with all other licensees, Ericsson estimates full year 2015 IPR revenues will amount to SEK 13-14 b.

Ericsson (NASDAQ:ERIC) and Apple have agreed on a global patent license agreement between the two companies. The agreement includes a cross license that covers patents relating to both companies’ standard-essential patents (including the GSM, UMTS and LTE cellular standards), and grants certain other patent rights. In addition, the agreement includes releases that resolve all pending patent-infringement litigation between the companies.

As part of the seven-year agreement, Apple will make an initial payment to Ericsson and, thereafter, will pay on-going royalties. The specific terms of the contract are confidential.

Including positive effects from the settlement, and including the ongoing IPR business with all other licensees, Ericsson estimates full year 2015 IPR revenues will amount to SEK 13-14 b.

This agreement ends investigations before the U.S. International Trade Commission, lawsuits pending in the U.S. District Court for the Eastern District of Texas and the U.S. District Court for the Northern District of California, as well as lawsuits in the United Kingdom, Germany and the Netherlands.

In addition, the companies will collaborate in multiple technology areas, including the development of the next generation 5G cellular standards, the optimization of existing wireless networks for the benefit of operators and users worldwide, and video traffic optimization.

“We are pleased with this new agreement with Apple, which clears the way for both companies to continue to focus on bringing new technology to the global market, and opens up for more joint business opportunities in the future,” said Kasim Alfalahi, Chief Intellectual Property Officer at Ericsson.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

Ericsson is the driving force behind the Networked Society – a world leader in communications technology and services. Our long-term relationships with every major telecom operator in the world allow people, business and society to fulfill their potential and create a more sustainable future.

Our services, software and infrastructure – especially in mobility, broadband and the cloud – are enabling the telecom industry and other sectors to do better business, increase efficiency, improve the user experience and capture new opportunities.

With approximately 115,000 professionals and customers in 180 countries, we combine global scale with technology and services leadership. We support networks that connect more than 2.5 billion subscribers. Forty percent of the world’s mobile traffic is carried over Ericsson networks. And our investments in research and development ensure that our solutions – and our customers – stay in front.

Founded in 1876, Ericsson has its headquarters in Stockholm, Sweden. Net sales in 2014 were SEK 228.0 billion (USD 33.1 billion). Ericsson is listed on NASDAQ OMX stock exchange in Stockholm and the NASDAQ in New York.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on December 21, 2015, at 08:00 CET.